Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0158 F: +1 202.637.3593 steveroth@ eversheds-sutherland.com

April 2, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:    Eagle Life Insurance Company

Registration Statement on Form S-1

File No. 333-275024

Request for Withdrawal of Initial Registration Statement

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, on behalf of Eagle Life Insurance Company, we respectfully request that the Securities and Exchange Commission (“SEC”) consent to the withdrawal of the above referenced registration statement as filed with the SEC on October 17, 2023 (Accession No. 0001193125-23-257549) (the “Registration Statement”).

We request withdrawal of the Registration Statement because the Registrant will not be proceeding at this time with the offering contemplated therein. The Registration Statement is not effective and no securities have been offered or sold in connection therewith. As a result, we respectfully request withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter.

If you have any questions, or require any additional information, please contact me at 202.383.0158 or steveroth@eversheds-sutherland.com. Thank you for your assistance with this filing.

Sincerely,

/s/ Stephen E. Roth

Stephen E. Roth

cc:	Andrea Magovern, Assistant Director, Division of Investment Management
Matthew Williams, Branch Chief, Division of Investment Management Ellie Quarles, Senior Counsel, Division of Investment Management
Ashley Raftis, Eagle Life Insurance Company
Scott H. Rothstein, Eversheds Sutherland (US) LLP

SER/shr

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